VP 4-10-02

NP

02022507

NITED STATES
EXCHANGE COMMISSION
ngton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8 - 36698

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDIN 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Vasiliou & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, 7th Floor
(No. and Street)

RECD S.E.C.
APR 09 2002
535

New York (City) | New York (State) | 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Basil K. Vasiliou | (212) 486-4400
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue (Address) | Roseland (City) | New Jersey (State) | 07068-1785 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
APR 24 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VH

OATH OR AFFIRMATION

I, Basil Vasiliou, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vasiliou & Company, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

JOHN J. LYNCH
Notary Public, State of New York
No. 02LY5087177
Qualified in Westchester County
Commission Expires Oct. 27, 20__

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VASILIOU & COMPANY, INC.

SUPPLEMENTARY INFORMATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

Net capital, as reported in Company's Part II-A Focus Report *(unaudited)*	$	573,556
Add		
Decrease in haircuts		20,194
Decrease in undue concentration		11,069
Less		
Decrease in net capital due to net audit adjustments		(52,687)
Increase in nonallowable assets		(81,906)
Net capital, as adjusted	$	470,226

VASILIOU & COMPANY, INC.

230 Park Avenue, 7th Floor
New York, New York 10169

RECEIVED
APR 09 2002
364

March 26, 2002

To whom it may concern:

The original filing of Form X-17A-5 part II, Focus Report, for Vasiliou & Company, Inc. was amended. Please see the attached schedule for the reconciliation from the net capital as reported in the original filing to the net capital per the 12/31/01 audited financial statements. If you have any questions, please contact Joseph Franzese at Rothstein, Kass & Company, P.C. at (973) 994-6666.

Sincerely,

Basil K. Vasiliou

Enclosure

Sworn to and subscribed before me this 1st day of April, 2002 at New York, New York

JOHN J. LYNCH
Notary Public, State of New York
No. 02LY5087177
Qualified in Westchester County
Commission Expires Oct. 27, 2005